Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: May 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                           No   X
                      -----                                         ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------


1. Letter to Shareholders issued May 14, 2003 regarding first quarter 2003 financial results.

                                    EXHIBIT 1
                                    ---------
Prepared in accordance with International Financial Reporting Standards, IRFS (unaudited)

SGL Carbon Report on the First Quarter of 2003

    --  Profit from operations up year-on-year

    --  Full capacity utilization at Graphite Electrodes

    --  Further reduction of losses at SGL Technologies

    In Q1/2003, the SGL Carbon Group generated sales revenue of EUR251 million, down 4% on the same quarter of the prior year. This is primarily the result of the weakness of the US dollar, which more or less offset the increase in volumes. The figures were also affected by the structural changes resulting from the divestment of the electrical contacts business.
    SGL Carbon improved its profit from operations from EUR1 million to EUR5 million in Q1. A key contribution to this was made by Carbon and Graphite (CG), Graphite Specialties (GS) and SGL Technologies
(SGL T). SGL T reduced its quarterly loss by almost 60% compared with the previous year.
    Net financing costs increased by EUR8 million to EUR -14 million due to positive, one-time non-cash effects in the prior-year quarter;
interest expense increased only slightly. As a result, the net loss before taxes was down EUR3 million year-on-year. The net loss after taxes amounted to EUR -8 million in Q1 (EUR -9 million in the same quarter of the prior year). The loss per share fell from EUR -0.44 to EUR -0.34.
    Due to lower sales of receivables, net financial liabilities increased by EUR22 million to EUR449 million compared with December
31, 2002. After adjustment for sales of receivables, net financial liabilities were reduced by EUR14 million, falling from EUR468 million to EUR454 million.
     Despite the ongoing weakness of the economy, SGL Carbon is forecasting an improvement in earnings for Q2/2003, both against Q1/2003 and against the same period of the prior year. It remains difficult to predict how the economy will develop. However, we intend to generate a significant improvement in our profit from operations and a net profit for 2003. The positive free cash flow this generates will be used to reduce our liabilities further.



    Financial Highlights (EUR million)


                                                        First   First
                                                       Quarter Quarter
----------------------------------------------------------------------
(unaudited)                                              2003    2002
----------------------------------------------------------------------
Sales revenue                                           250.7   261.0
----------------------------------------------------------------------
EBITDA                                                   24.1    21.7
----------------------------------------------------------------------
Profit from operations                                    5.1     1.0
----------------------------------------------------------------------
Return on sales                                           2.0%    0.4%
----------------------------------------------------------------------
Net loss before minority interests                      - 7.6   - 9.3
----------------------------------------------------------------------
Earnings per share (EUR)                               - 0.34  - 0.44
----------------------------------------------------------------------
Operational cash flow (1)                               - 1.7    45.2
----------------------------------------------------------------------

                                                     March 31, Dec 31,
----------------------------------------------------------------------
(unaudited)                                              2003    2002
----------------------------------------------------------------------
Total assets                                            1,329   1,286
----------------------------------------------------------------------
Equity                                                    178     196
----------------------------------------------------------------------
Net financial liabilities                                 449     427
----------------------------------------------------------------------
Net financial liabilities
(after adjustment for sales
 of receivables)                                          454     468
----------------------------------------------------------------------
Debt ratio (gearing)(2)                                   2.5     2.2
----------------------------------------------------------------------
Equity ratio(3)                                          13.4%  15.2%
----------------------------------------------------------------------

(1)  Without currency exchange rate effects

(2) Net financial liabilities less cash and cash equivalents divided by shareholders' equity.

(3)  Shareholders' equity divided by total assets.

     Carbon and Graphite (CG)

                                                        First   First
                                                       Quarter Quarter
----------------------------------------------------------------------
(EUR million)                                            2003    2002
----------------------------------------------------------------------
Sales revenue                                           134.5   127.2
----------------------------------------------------------------------
EBITDA                                                   21.4    20.8
----------------------------------------------------------------------
Profit from operations                                   12.2    11.7
----------------------------------------------------------------------
Return on sales                                           9.1%    9.2%
----------------------------------------------------------------------

    -- Sales revenue rose by 6% year-on-year to EUR135 million. The clear growth in volumes was reduced by exchange rate effects and decreasing prices, which impacted the results.
        Nevertheless, profit from operations increased by 4%.

    -- The steel industry is continuing its global recovery. Demand is growing dynamically in Southeast Asia, particularly in China. As a result of this positive development, quarterly sales volumes for Graphite Electrodes rose by 29% to 45,200 tons.

    -- The average price of graphite electrodes was EUR2,084/ton -a year-on-year decline of 14%, or 5% adjusted for exchange rate effects. Compared with Q4/2002, prices were down by 1%; after adjustment for exchange rate effects, the price level improved by 2%.

    -- SGL Carbon is confident with respect to Q2 and the rest of the year. With continuing high volumes we are forecasting higher sales volumes than in the previous year. We expect to see prices rise over the course of the year.

    Graphite Specialties (GS)


                                                        First   First
                                                       Quarter Quarter
----------------------------------------------------------------------
(EUR million)                                            2003    2002
----------------------------------------------------------------------
Sales revenue                                            44.9    51.4
----------------------------------------------------------------------
EBITDA                                                    8.1     6.7
----------------------------------------------------------------------
Profit from operations                                    4.5     1.8
----------------------------------------------------------------------
Return on sales                                          10.0%    3.5%
----------------------------------------------------------------------


    -- Demand stabilized at a low level due to the continuing recession in the key semiconductor, mechanical and plant engineering and chemical sectors. In the period under review, GS generated a slight increase in volumes. Sales revenue declined by 13 %, primarily due to exchange rate effects and the divestment of our non-core electrical contacts activities. Adjusted for this disposal, sales revenue declined by 5 %.

    -- The EUR3 million rise in profit from operations is the result of cost savings and the sale of our electrical contacts business.

    -- SGL Carbon is not forecasting any material changes in the overall economic conditions for GS in Q2/2003. At present, key customer industries are not expected to recover until the second half of the year at the earliest.

    Corrosion Protection (CP)


                                                        First   First
                                                       Quarter Quarter
----------------------------------------------------------------------
(EUR million)                                            2003    2002
----------------------------------------------------------------------
Sales revenue                                            35.6    45.0
----------------------------------------------------------------------
EBITDA                                                  - 2.8     0.3
----------------------------------------------------------------------
Profit from operations                                  - 5.0   - 1.9
----------------------------------------------------------------------
Return on sales                                        - 14.0%  - 4.2%
----------------------------------------------------------------------


    -- As before, business is dominated by the extremely cautious policy on investment and maintenance expenditure being pursued by our customers in the chemical, energy and environmental industries. Driven by volumes, sales revenue fell 20 % in Q1. As a result, the loss from operations fell to EUR -5 million.

    -- Early in 2003, we won a key contract worth EUR27 million for a new hydrochloric acid synthesis unit for the Australian magnesium producer AMO. Delivery is scheduled to begin in Q4/2003.

    -- At present, a sustained economic recovery is not in sight. Ongoing cost-cutting measures are continuing. However, these will not take effect until the end of the year.

Established Businesses (CG, GS, CP)

                                                        First   First
                                                       Quarter Quarter
----------------------------------------------------------------------
(EUR million)                                            2003    2002
----------------------------------------------------------------------
Sales revenue                                           215.0   223.6
----------------------------------------------------------------------
EBITDA                                                   26.7    27.8
----------------------------------------------------------------------
Profit from operations                                   11.7    11.6
----------------------------------------------------------------------
Return on sales                                           5.4%   5.2%
----------------------------------------------------------------------

  SGL Technologies (T)

                                                        First   First
                                                       Quarter Quarter
----------------------------------------------------------------------
(EUR million)                                            2003    2002
----------------------------------------------------------------------
Sales revenue                                            34.9    36.4
----------------------------------------------------------------------
EBITDA                                                    2.1   - 0.3
----------------------------------------------------------------------
Profit from operations                                  - 1.9   - 4.6
----------------------------------------------------------------------
Return on sales                                         - 5.4% - 12.6%
----------------------------------------------------------------------

    --  The upswing is continuing, with volumes rising by 12%.
        However, this positive development was offset by exchange rate effects. As a result, sales revenue declined slightly by 4% in the period under review.

    -- After adjustment for exchange rate effects, the largest increase in sales revenue, with approximately 35%, was generated by the Aerospace division of our US subsidiary HITCO, which won a further key defense technology contract from Boeing in Q1. This contract continues HITCO's many years of successful cooperation with Boeing in this area.

    -- The sharp improvement in results in Q1/2003 is due to volume growth and cost savings.

    -- We are expecting sales volumes to continue rising in the coming quarters. In spite of the uncertainty plaguing the economy, we are still aiming to more or less break even.

  Corporate Costs
                                                        First   First
                                                       Quarter Quarter
----------------------------------------------------------------------
(EUR million)                                            2003    2002
----------------------------------------------------------------------
Sales revenue                                             0.8     1.0
----------------------------------------------------------------------
Corporate costs                                         - 4.7   - 6.0
----------------------------------------------------------------------


    Employees

    -- The number of people employed by the SGL Group dropped by 200 to 7,160 in Q1, primarily as the result of the divestment of the electrical contacts business.

  Consolidated Income Statement (EUR million)
                                                        First   First
                                                       Quarter Quarter
----------------------------------------------------------------------
(unaudited)                                              2003    2002
----------------------------------------------------------------------
Sales revenue                                           250.7   261.0
----------------------------------------------------------------------
Gross profit                                             57.0    50.6
----------------------------------------------------------------------
Selling, administrative, research and other costs      - 51.9  - 49.6
----------------------------------------------------------------------
Profit from operations                                    5.1     1.0
----------------------------------------------------------------------
       Interest expense on loans                        - 7.4   - 6.4
----------------------------------------------------------------------
       Interest expense on pensions                     - 2.6   - 2.4
----------------------------------------------------------------------
       Currency adjustment of antitrust liabilities
        (non-cash)                                        0.0   - 1.3
----------------------------------------------------------------------
       Imputed interest on antitrust liabilites (non-
        cash)                                           - 1.8     4.6
----------------------------------------------------------------------
       Other                                            - 1.8   - 0.8
----------------------------------------------------------------------
Net financing costs                                    - 13.6   - 6.3
----------------------------------------------------------------------
Loss before taxes                                       - 8.5   - 5.3
----------------------------------------------------------------------
Income taxes                                              0.9   - 4.0
----------------------------------------------------------------------
Net loss before minority interests                      - 7.6   - 9.3
----------------------------------------------------------------------
Earnings per share (EUR)                               - 0.34  - 0.44
----------------------------------------------------------------------


     -- The interest expense on loans over the first three months was up slightly at EUR7.4 million compared with the prior year (EUR6.4 million); the average interest rate for the period was 5.0 % (Q1/2002:
          4.4 %). The rise in interest expense and the interest rate was a result of refinancing.

     -- In Q1, the exchange rate effects from the translation of our US antitrust liabilities were offset by the currency hedges allocated.

     -- The non-cash imputed interest on liabilities from antitrust proceedings increased net financing costs by EUR2 million. As previously reported, the rescheduling of the payment plan led to a one-time improvement in net financing costs of EUR5 million in Q1/2002.

     -- The tax income in Q1 is the result of the recognition of deferred tax assets in Germany in particular. Deferred tax assets on loss carryforwards by subsidiaries in the USA and the UK were not recognized, as in the past.

     -- Earnings per share are calculated on the basis of an average of 22.0 million shares outstanding (2002: 21.9 million).

Consolidated Balance Sheet (EUR million)

                                                    March 31, Dec. 31,
----------------------------------------------------------------------
(unaudited)                                             2003  2002
----------------------------------------------------------------------
Assets
----------------------------------------------------------------------
Intangible assets                                        104   104
----------------------------------------------------------------------
Property, plant and equipment                            452   477
----------------------------------------------------------------------
Noncurrent financial assets                               32    33
----------------------------------------------------------------------
Noncurrent assets                                        588   614
----------------------------------------------------------------------
Inventories                                              281   288
----------------------------------------------------------------------
Trade receivables                                        220   208
----------------------------------------------------------------------
Other current assets including cash and
 cash equivalents                                        143    83
----------------------------------------------------------------------
Current assets                                           644   579
----------------------------------------------------------------------
Deferred tax assets                                       97    93
----------------------------------------------------------------------
Total assets                                           1,329 1,286
----------------------------------------------------------------------

----------------------------------------------------------------------
                                                    March 31, Dec. 31,
 ---------------------------------------------------------------------
(unaudited)                                             2003  2002
----------------------------------------------------------------------
Equity and Liabilities
----------------------------------------------------------------------
Equity                                                   178   196
----------------------------------------------------------------------
Minority interests                                         1     1
----------------------------------------------------------------------
Provisions for pensions and other employee benefits      190   191
----------------------------------------------------------------------
Other provisions                                         147   149
----------------------------------------------------------------------
Provisions                                               337   340
----------------------------------------------------------------------
Financial liabilities                                    518   448
----------------------------------------------------------------------
Trade payables                                           103   111
----------------------------------------------------------------------
Other liabilities                                        153   151
----------------------------------------------------------------------
Liabilities                                              774   710
----------------------------------------------------------------------
Deferred tax liabilities                                  39    39
----------------------------------------------------------------------
Total equity and liabilities                           1,329 1,286
----------------------------------------------------------------------


    Total Assets and Equity

     -- Total assets rose by EUR43 million compared with December 31, 2002 to EUR1,329 million. This increase was primarily the result of a temporary increase in cash and cash equivalents to EUR69 million, as our loans can only be repaid at certain times. Together with exchange rate effects, this led to a drop in the equity ratio to 13% on the balance sheet date.

     -- Roughly half of the decline in noncurrent assets of EUR26 million was due to currency translation differences, and the other half to depreciation and amortization levels in excess of investments.

     -- The reduction in inventories of EUR7 million is primarily due to exchange rate effects.

     -- As a result of lower sales of receivables, net financial liabilities increased by EUR22 million to EUR449 million compared with December 31, 2002. Adjusted for the sale of receivables, net financial liabilities fell by EUR14 million from EUR468 million to EUR454 million.

   Consolidated Statement of Changes in Equity (EUR million)

(unaudited)                                                 2003 2002
----------------------------------------------------------------------
Balance at January 1                                         196  255
----------------------------------------------------------------------
Capital increase                                               1    1
----------------------------------------------------------------------
Net result, net of minority interests                        - 8  - 9
----------------------------------------------------------------------
Currency exchange differences and other                     - 11    -
----------------------------------------------------------------------
Balance at March 31                                          178  247
----------------------------------------------------------------------

   Consolidated Cash Flow Statement (EUR million)

                                                        First   First
                                                       Quarter Quarter
----------------------------------------------------------------------
(unaudited)                                              2003    2002
----------------------------------------------------------------------
Profit from operations                                    5.1     1.0
----------------------------------------------------------------------
Depreciation and
 amortization                                            19.0    20.7
----------------------------------------------------------------------
EBITDA                                                   24.1    21.7
----------------------------------------------------------------------
Increase (decrease) in
 working capital                                       - 25.8    23.5
----------------------------------------------------------------------
Operational cash flow                                   - 1.7    45.2
----------------------------------------------------------------------
Other operating cash uses                              - 19.9  - 17.3
----------------------------------------------------------------------
Cash used in/provided by
 operating activities                                  - 21.6    27.9
----------------------------------------------------------------------
Capital expenditures                                    - 5.6   - 9.2
----------------------------------------------------------------------
Cash used in investing
 activities                                             - 5.6   - 9.2
----------------------------------------------------------------------
Cash provided by financing
 activities                                              76.1     8.5
----------------------------------------------------------------------
Effect of foreign exchange
 rate changes                                           - 1.4     0.1
----------------------------------------------------------------------
Net increase in cash and
 cash equivalents                                        47.5    27.3
----------------------------------------------------------------------
Cash and cash equivalents
 at beginning of first
 quarter                                                 21.5    12.1
----------------------------------------------------------------------
Cash and cash equivalents
 at end of first quarter                                 69.0    39.4
----------------------------------------------------------------------

     -- Working capital(1) increased by EUR26 million during the period under review after adjustment for exchange rate effects, primarily due to reduced sales of receivables (EUR36 million).

     -- At EUR6 million, net cash used in investing activities in the period under review was around EUR13 million below depreciation and amortization.

     (1)  Inventories plus trade receivables minus trade payables.

    Important note:

     Our report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.

   Sales Revenue & Profit from Operations by Quarter (EUR million)

                                                            2002  2003
----------------------------------------------------------------------
Sales revenue                       Q1    Q2    Q3    Q4    Full   Q1
                                                            year
----------------------------------------------------------------------
Carbon and
 Graphite                       127.2 139.6 135.5 148.4   550.7 134.5
----------------------------------------------------------------------
Graphite
 Specialties                     51.4  50.0  49.5  45.0   195.9  44.9
----------------------------------------------------------------------
Corrosion
 Protection                      45.0  47.1  59.3  61.0   212.4  35.6
----------------------------------------------------------------------
Established
 Businesses                     223.6 236.7 244.3 254.4   959.0 215.0
----------------------------------------------------------------------
SGL
 Technologies                    36.4  40.2  38.8  35.0   150.4  34.9
----------------------------------------------------------------------
Other                             1.0   0.2   0.7   1.0     2.9   0.8
----------------------------------------------------------------------
                                261.0 277.1 283.8 290.4 1,112.3 250.7
----------------------------------------------------------------------

----------------------------------------------------------------------
                                                          2002(1) 2003
----------------------------------------------------------------------
Profit (loss)                      Q1    Q2    Q3    Q4   Full    Q1
 from                                                     year
 operations
----------------------------------------------------------------------
Carbon and
 Graphite                        11.7  12.3  18.1   9.8    51.9  12.2
----------------------------------------------------------------------
Graphite
 Specialties                      1.8   1.1   0.7 - 1.7     1.9   4.5
----------------------------------------------------------------------
Corrosion
 Protection                      -1.9   1.9     -   4.8     4.8 - 5.0
----------------------------------------------------------------------
Established
 Businesses                      11.6  15.3  18.8  12.9    58.6  11.7
----------------------------------------------------------------------
SGL
 Technologies                   - 4.6 - 2.3 - 2.8 - 2.0  - 11.7 - 1.9
----------------------------------------------------------------------
Corporate
 Costs                          - 6.0 - 5.9 - 4.9 - 1.5  - 18.3 - 4.7
----------------------------------------------------------------------
                                  1.0   7.1  11.1   9.4    28.6   5.1
----------------------------------------------------------------------

   (1) Before provisions for antitrust risks and restructuring expenses

   Consolidated Income Statements by Quarter (EUR million)

                                                         2002    2003
----------------------------------------------------------------------
                            Q1      Q2      Q3      Q4   Full      Q1
                                                         year
----------------------------------------------------------------------
Sales revenue           261.0   277.1   283.8   290.4 1,112.3   250.7
----------------------------------------------------------------------
Cost of sales         - 210.4 - 216.4 - 221.2 - 238.5 - 886.5 - 193.7
----------------------------------------------------------------------
Gross profit             50.6    60.7    62.6    51.9   225.8    57.0
----------------------------------------------------------------------
Selling,
 administrative,
 research and
 other costs           - 49.6  - 53.6  - 51.5  - 42.5 - 197.2  - 51.9
----------------------------------------------------------------------
Profit from
 operations(2)            1.0     7.1    11.1     9.4    28.6     5.1
----------------------------------------------------------------------
Antitrust charge            -       -       -  - 22.0  - 22.0       -
----------------------------------------------------------------------
Restructuring
 charge                     -       -       -   - 8.3   - 8.3       -
----------------------------------------------------------------------
Profit (loss)
 from operations          1.0     7.1    11.1  - 20.9   - 1.7     5.1
----------------------------------------------------------------------
Net financing
 costs                  - 6.3   - 8.5   - 7.4   - 3.3  - 25.5  - 13.6
----------------------------------------------------------------------
Profit (loss)
 before taxes           - 5.3   - 1.4     3.7  - 24.2   -27.2   - 8.5
----------------------------------------------------------------------
Income tax
 expense/benefit        - 4.0   - 0.8     1.6     6.8     3.6     0.9
----------------------------------------------------------------------
Net profit
 (loss) before
 minority
 interests              - 9.3   - 2.2     5.3  - 17.4  - 23.6   - 7.6
----------------------------------------------------------------------

   (2) 2002: before provisions for antitrust risks and restructuring expenses



    CONTACT: SGL CARBON AG
             Investor Relations, +49 (611) 60 29-100;
             Fax, +49 (611) 60 29-101; cpc@sglcarbon.de
             www.sglcarbon.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SGL CARBON Aktiengesellschaft



Date: May 14, 2003            By:  /s/ Robert J. Kohler
                                   ------------------------------
                                   Name:    Robert J. Koehler
                                   Title:   Chairman of the Board of Management


                                   By:      /s/ Dr. Bruno Toniolo
                                            -----------------------------
                                   Name:    Dr. Bruno Toniolo
                                   Title:   Member of the Board of Management